Exhibit 16.1
August 26, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
We have read the Form S-1 dated August 26, 2010, of Primo Water Corporation and Subsidiaries and are in agreement with the statements contained in the fifth and seventh paragraphs on page 163 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
/s/ Ernst & Young LLP